Exhibit 3.1

Amendment No. 2 to the

Amended and Restated Bylaws

of

MultiSensor AI Holdings, Inc.

(f/k/a Infrared Cameras Holdings, Inc.)

The Amended and Restated Bylaws of MultiSensor AI Holdings, Inc. (the “Bylaws”), are hereby amended as follows:

Article III, Section 3.7 of the Bylaws is deleted in its entirety and replaced with the following:

3.7       Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board. Any director may bring forward business at any regular meeting of the Board.

Article III, Section 3.8 of the Bylaws is deleted in its entirety and replaced with the following:

3.8       Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by any director, the Chief Executive Officer, the President or the Secretary of the Corporation.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records. Any director may bring forward business at any special meeting of the Board.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS EFFECTIVE: July 8, 2024.